NOYACK LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENT

As of May 27, 2025 (Inception)

(With Independent Auditors' Report Thereon)

NOYACK LLC
(A Delaware Limited Liability Company)

INDEX TO FINANCIAL STATEMENT

As of May 27, 2025 (Inception)

INDEPENDENT AUDITORS' REPORT

To the Members and Management
Noyack LLC

Opinion

We have audited the accompanying financial statement of Noyack LLC (the "Company"), which comprise the balance sheet as of May 27, 2025, and the related notes to the balance sheet (referred to as "financial statement").

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of the Company as of May 27, 2025 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company recently incorporated and requires capital to operate and commence planned principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

dbbmckennon

Newport Beach, California
November 7, 2025

NOYACK LLC
(A Delaware Limited Liability Company)

BALANCE SHEET
May 27, 2025 (Inception)

ASSETS	
Cash and cash equivalents	$ -
Total assets	$ -
LIABILITIES AND MEMBER'S DEFICIT	
Due to affiliate	$ 464
Total liabilities	464
Commitments and contingencies (Note 3)	
Member's deficit	
Class A units, 0 units issued and outstanding	-
Accumulated deficit	(464)
Total member's deficit	(464)
Total liabilities and member's deficit	$ -

See accompanying notes to financial statement.

NOYACK LLC
NOTES TO FINANCIAL STATEMENT

1. Organization and Description of Business

NOYACK LLC ("NOYACK" or the "Company"), a Delaware limited liability company, was formed on May 27, 2025 (the "Inception Date") pursuant to a limited liability company agreement (the "Operating Agreement") entered into with Charles J. Follini as its sole initial member (the "Initial Member"). The Company was established to develop and integrate advanced artificial intelligence agents into a unified platform designed to give individuals direct, comprehensive control over their wealth and investment portfolios. NOYACK's objective is to expand access to sophisticated financial capabilities—once reserved for institutions and high-net-worth investors—by delivering an intelligent system that integrates investment strategy, financial planning, tax optimization, and portfolio management in a seamless user experience.

For U.S. federal income tax purposes, the Company intends to elect to be treated as a partnership for the taxable year ending December 31, 2025, or the first taxable year in which it commences material operations. NOYACK is governed by a Board of Managers (the "Board") and has engaged Noyack Capital LLC (the "Administrator") under an administrative services agreement (the "Administrative Services Agreement") to manage and oversee all day-to-day operations of the Company on behalf of the Board.

Management's Plans

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, expects to incur costs in pursuit of its capital financing plans, and has not generated any revenues to date. For the twelve months following the date this financial statement is available to be issued, the Company plans to obtain financing from the Administrator to cover operating costs, and the Administrator has committed to provide financial support on an as-needed basis during that period. The Company also anticipates raising funds under a Regulation Crowdfunding offering. Based on these plans and commitments, management believes that the conditions giving rise to substantial doubt about the Company's ability to continue as a going concern are alleviated.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement and related notes have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year end is December 31.

Use of Estimates

The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue to date. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents as of May 27, 2025.

As of May 27, 2025, the Company did not maintain any bank account balances. When maintained, the Company's bank deposits will be held at financial institutions and are generally within federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's deficit upon the completion of an offering or to expense if an offering is not completed. The Company will reimburse the Administrator for any offering costs incurred by the Administrator from the proceeds from an offering. As of May 27, 2025, no offering costs have been capitalized.

Income Taxes

The Company intends to elect to be treated as a partnership for federal income tax purposes for the taxable year ending December 31, 2025, or the first taxable year in which the Company commences material operations. If the Company is taxed as a partnership, it is generally not subject to federal or state income taxes, as the tax effect of its activities accrues to the members admitted to the Company (the "Members").

Revenue Recognition

The Company expects to generate revenue from (i) membership subscriptions, which provide users with access to its AI-driven wealth management platform, (ii) licensing arrangements with third parties, and (iii) fees earned in connection with certain investment opportunities. Revenues are recognized in accordance with ASC Topic 606, *Revenue from Contracts with Customers*, which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company will apply the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1. Identification of the contract, or contracts with the customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of the revenue when, or as, a performance obligation is satisfied.

No revenue has been earned or recognized through May 27, 2025. Amounts billed or collected in advance of the Company's performance obligations will be recorded as deferred revenue and recognized as revenue over the applicable service period.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. Commitments and Contingencies

Litigation

The Company is not presently subject to any material litigation nor, to management's knowledge, is any material litigation threatened against the Company, which if determined unfavorably to the Company, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

Organization and Offering Expenses

Organization and offering expenses are being paid by the Administrator or its affiliates on the Company's behalf. Such organization and offering expenses include formation costs and all expenses to be paid by the Company, in connection with an offering of securities. As of May 27, 2025, the Company incurred organization expenses of $464, which was recognized as a component of total member's deficit on the balance sheet.

4. Related Party Transactions

Ownership

As of May 27, 2025, the Initial Member did not purchase any Class A Units. Subsequent to May 27, 2025, the Initial Member purchased Class A Units, as disclosed in Note 7, and became the sole member of the Company.

Compensation to the Administrator and its Affiliates

Pursuant to the Administrative Services Agreement with the Company, the Administrator and its affiliates are entitled to receive fees, compensation and distributions as set forth below.

The Administrator is entitled to an annual asset management fee (the "Fee") equal to two percent (2%) of the aggregate transaction price of all outstanding Class A Units, issued quarterly in arrears, commencing on the date of the initial closing of an offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the offering). There is no overall limit on the number of Units that may be issued to pay the Fee. As of May 27, 2025, the Company recorded no asset management fee.

The Administrator will also be reimbursed for all reasonable and necessary expenses paid or incurred by the Administrator in connection with the operation of the Company, including, without limitation, all organization and offering expenses associated with an offering, as provided in Note 3, expenses associated with the development, integration, and ongoing maintenance of advanced artificial-intelligence agents in a unified platform, and legal and accounting fees. These expenses will be paid from the Company's working capital, which will include proceeds from an offering, operating revenues, and proceeds from the sale of the Company. As of May 27, 2025, amounts due to the Administrator totaled $464 for organization costs.

Cash distributions will be made by the Company at such time and in such amounts as determined by the Board in its sole discretion. The Administrator shall receive a subordinated participation in future distributions, disclosed in Note 6, upon the sale of the Company.

5. Member's Equity

The initial membership interests in the Company consist of Class A Units having the rights and preferences as set forth in the Operating Agreement. The number of Class A Units is limited to (i) the Class A Units issued to the Initial Member, (ii) the maximum number of Class A Units issued in an offering, and (iii) the Class A Units that may be issued pursuant to the Administrative Services Agreement.

The Board has the authority to schedule one or more closings to issue Class A Units and admit Members to the Company in accordance with the provisions of the Operating Agreement. As of May 27, 2025, zero Class A Units were issued and outstanding. See Note 6 for distribution priorities applicable upon a sale of the Company.

6. Subordinated Participation in Distributions

Class A Units are entitled to receive net proceeds from a sale of the Company until each Class A Unit has received an aggregate of $10.00 (equal to the initial issue price) per Unit, before any payment is made to the Administrator. If and to the extent the Class A Members have received $10.00 per Unit following a sale of the Company and there are additional net proceeds remaining, then (i) eighty percent (80%) of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) twenty percent (20%) of such remaining amount shall be distributed to the Administrator.

7. Subsequent Events

The Company has evaluated subsequent events through November 7, 2025, the date the financial statement was available to be issued.

On September 8, 2025, the Initial Member made an initial capital contribution of $10,000 and purchased 1,000 Class A Units at $10.00 per Unit.